UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-34661

Newegg Commerce, Inc.

(Translation of registrant’s name in English)

17560 Rowland Street, City of Industry, CA 91748

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 29, 2021, Newegg Commerce, Inc. (the “Company”) issued a press release announcing the reaffirmation of its previously issued financial forecasts for the fiscal year ending December 31, 2021, as well as the launch of several operating initiatives to better serve its customers, the grant of restricted stock units to key employees, a new employment agreement for its Chief Executive Officer, and the opening of a limited trading window for its restricted shares. A copy of the press release is attached hereto as Exhibit 99.1, a copy of the 2021 equity incentive plan is attached hereto as Exhibit 99.2, and a copy of the Chief Executive Officer’s employment agreement is attached hereto as Exhibit 99.3 and are incorporated herein by reference.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
99.1	Press Release dated November 29, 2021
99.2	2021 Equity Incentive Plan
99.3	Chief Executive Officer’s Employment Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Newegg Commerce, Inc.

November 29, 2021	By:	/s/ Robert Chang
Robert Chang
Chief Financial Officer

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